UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2021

MILLENDO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35890	45-1472564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 Miller Avenue, Suite 100 Ann Arbor, Michigan	48104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (734) 845-9000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MLND	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 29, 2021, Millendo Therapeutics, Inc., a Delaware corporation (“Millendo”), Mars Merger Corp., a Delaware corporation and a wholly owned subsidiary of Millendo (“Merger Sub”), and Tempest Therapeutics, Inc., a Delaware corporation (“Tempest”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Tempest, with Tempest continuing as a wholly owned subsidiary of Millendo and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then outstanding share of Tempest common stock (including shares of Tempest common stock issued upon conversion of Tempest preferred stock and shares of Tempest common stock issued in the financing transaction described below) will be converted into the right to receive a number of shares of Millendo common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Millendo common stock described below) calculated in accordance with the Merger Agreement (the “Exchange Ratio”); and (b) each then outstanding Tempest stock option and warrant to purchase Tempest common stock will be assumed by Millendo, subject to adjustment as set forth in the Merger Agreement. Under the terms of the Merger Agreement, the Millendo board of directors may accelerate the vesting of any Millendo stock options that are outstanding as of immediately prior to the closing of the Merger.

Under the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Millendo common stock expected to be issued in the Merger, pre-Merger Millendo shareholders will own approximately 18.5% of the combined company and pre-Merger Tempest stockholders will own approximately 81.5% of the combined company (assuming the financing transaction described below results in gross proceeds of approximately $30 million). For purposes of calculating the Exchange Ratio, shares of Millendo common stock underlying Millendo stock options outstanding as of the immediately prior to the closing of the Merger with an exercise price per share of less than or equal to $5.00 (as adjusted for the reverse stock split described below) will be deemed to be outstanding and all shares of Tempest common stock underlying outstanding Tempest stock options, warrants and other derivative securities will be deemed to be outstanding. The Exchange Ratio will be adjusted to the extent that Millendo’s net cash at closing is less than $15.3 million or greater than $18.7 million and based on the amount of the financing transaction described below, as further described in the Merger Agreement.

In connection with the Merger, Millendo will seek the approval of its stockholders to (a) issue the shares of Millendo common stock issuable in connection with the Merger under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and (b) amend its certificate of incorporation to effect a reverse split of Millendo common stock at a ratio of between 1:10 and 1:15, as determined by a committee of the Millendo board of directors prior to the closing of the Merger (the “Millendo Voting Proposals”).

Each of Millendo and Tempest has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using reasonable best efforts to obtain the requisite approval of its stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) Millendo using reasonable best efforts to maintain the existing listing of the Millendo common stock on Nasdaq and Millendo causing the shares of Millendo common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger, and (5) Millendo filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Millendo common stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Millendo stockholders of the Millendo Voting Proposals, (2) approval by the Tempest stockholders of the adoption of the Merger Agreement, (3) Nasdaq’s approval of the listing of the shares of Millendo common stock to be issued in connection with the Merger, (4) the effectiveness of the Registration Statement, and (5) the determination of Millendo’s net cash in accordance with the Merger Agreement. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger. Millendo’s obligation to consummate the Merger also is subject to the completion of at least $25 million of the financing transaction described below.

The Merger Agreement contains certain termination rights of each of Millendo and Tempest, including, subject to compliance with the applicable terms of the Merger Agreement, the right of each party to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal. Upon termination of the Merger Agreement under specified circumstances, Millendo may be required to pay Tempest a termination fee of $1,400,000 or reimburse Tempest’s expenses up to a maximum of $1,000,000 and Tempest may be required to pay Millendo a termination fee of $2,800,000 or reimburse Millendo’s expenses up to a maximum of $1,000,000.

At the effective time of the Merger, the Board of Directors of Millendo is expected to consist of seven members, six of whom will be designated by Tempest and one of whom will be designated by Millendo.

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into agreements with Tempest pursuant to which they have agreed, subject to the terms and conditions of such agreements, to purchase prior to the consummation of the Merger shares of Tempest common stock for an aggregate purchase price of approximately $30 million. The consummation of the transactions contemplated by such agreements is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement. Shares of Tempest common stock issued pursuant to this financing transaction will be converted into shares of Millendo common stock in the Merger in accordance with the Exchange Ratio.

Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors and stockholders of Tempest (solely in their respective capacities as Tempest stockholders) holding approximately 87% of the outstanding shares of Tempest capital stock have entered into support agreements with Millendo and Tempest to vote all of their shares of Tempest capital stock in favor of adoption of the Merger Agreement and against any alternative acquisition proposals (the “Tempest Support Agreements”) and (ii) certain executive officers, directors and stockholders of Millendo (solely in their respective capacities as Millendo stockholders) holding approximately 16% of the outstanding shares of Millendo common stock have entered into support agreements with Millendo and Tempest to vote all of their shares of Millendo common stock in favor of the Millendo Voting Proposals and against any alternative acquisition proposals (the “Millendo Support Agreements”, and together with the Tempest Support Agreements, the “Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Tempest have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of Millendo common stock for the 180-day period following the closing of the Merger. In addition, each of Millendo and Tempest is obligated under the Merger Agreement to use reasonable best efforts prior to the closing of the Merger to obtain a Lock-Up Agreement from any person who will serve as a director or officer of Millendo following completion of the Merger.

The preceding summaries of the Merger Agreement, the Support Agreements and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Tempest Support Agreement, the form of Millendo Support Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Tempest or Millendo or to modify or supplement any factual disclosures about Millendo in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Tempest, Millendo and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Tempest, Millendo or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 8.01.	Other Events.

On March 29, 2021, Millendo and Tempest issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

On March 29, 2021, Millendo and Tempest intend to make available to investors the presentation filed as Exhibit 99.2 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of March 29, 2021, by and among Millendo Therapeutics, Inc., Mars Merger Corp. and Tempest Therapeutics, Inc.
10.1	Form of Tempest Support Agreement
10.2	Form of Millendo Support Agreement
10.3	Form of Lock-Up Agreement
99.1	Joint Press Release issued on March 29, 2021
99.2	Investor Presentation, dated March 29, 2021

_______________________________

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for any exhibits or schedules so furnished. A list identifying the contents of all omitted exhibits and schedules can be found on page iv of Exhibit 2.1.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning Millendo, Tempest, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Millendo, as well as assumptions made by, and information currently available to, management of Millendo. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction or to complete the financing in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Millendo and Tempest to consummate the transaction; risks related to Millendo’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to Millendo’s and Tempest’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of Millendo or Tempest to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Millendo’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Millendo can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Millendo undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Millendo and Tempest, Millendo intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Millendo and information statement of Tempest. MILLENDO URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MILLENDO, TEMPEST, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Millendo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Millendo with the SEC by contacting Jack Hildick-Smith of Stern IR at Jack.Hildick-Smith@Sternir.com or 212-698-8690. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Millendo and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Millendo’s directors and executive officers is included in Millendo’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus/information statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILLENDO THERAPEUTICS, INC.

Date: March 29, 2021	By:	/s/ Louis J. Arcudi III
Name: Louis J. Arcudi III
Title: CEO & President